Exhibit 99.1

Golden Star Second Quarter 2018 Results Conference Call

TORONTO, July 12, 2018 /CNW/ - Golden Star Resources Ltd. (NYSE American: GSS; TSX: GSC; GSE: GSR) ("Golden Star" or the "Company") will be releasing its results for the quarter ended June 30, 2018 after market close on August 1, 2018.

The Company will conduct a conference call and webcast to discuss its results for the second quarter of 2018 on Thursday, August 2, 2018 at 10:00 am ET.

The quarterly results call can be accessed by telephone or by webcast as follows:

Toll Free (North America): +1 866 393 4306
Toronto Local and International: +1 734 385 2616
Conference ID: 3081459
Webcast: www.gsr.com

A recording and webcast replay of the call will be available at www.gsr.com following the call.

Company Profile

Golden Star is an established gold mining company that owns and operates the Wassa and Prestea mines in Ghana, West Africa. Listed on the NYSE American, the Toronto Stock Exchange and the Ghanaian Stock Exchange, Golden Star is focused on delivering strong margins and free cash flow from its two high grade, low cost underground mines. Gold production guidance for 2018 is 230,000-255,000 ounces at a cash operating cost per ounce of $650-730. As the winner of the PDAC 2018 Environmental and Social Responsibility Award, Golden Star is committed to leaving a positive and sustainable legacy in its areas of operation.

View original content:http://www.prnewswire.com/news-releases/golden-star-second-quarter-2018-results-conference-call-300680027.html

SOURCE Golden Star Resources Ltd.

View original content: http://www.newswire.ca/en/releases/archive/July2018/12/c1930.html

%CIK: 0000903571

For further information: Please visit www.gsr.com or contact: Katharine Sutton, Vice President, Investor Relations and Corporate Affairs, +1 416 583 3800, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 06:55e 12-JUL-18